February 2, 2021

Ms. SiSi Cheng
Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E
Washington, D.C. 20549

Re: RAVEN INDUSTRIES INC
Form 10-K For the Year Ended December 31, 2019 Filed March 26, 2020
Form 8-K Filed November 24, 2020
File No. 001-07982

Dear Ms. SiSi Cheng

This letter is a response on behalf of Raven Industries, Inc (the Company) to your comment letter to the undersigned dated January 26, 2021 with respects to the filings listed above. Please note that while your letter indicated that it was related to the Company’s Form 10-K for the year ended December 31, 2019, our fiscal year ends on January 31.

To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses.

Form 8-K Filed November 24, 2020

Exhibit 99.1

1. We note your discussion of free cash flow on the first page of your earnings release. Please revise your disclosure to also discuss the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. In addition, please provide a reconciliation of free cash flow to the most directly comparable GAAP measure, cash provided by operating activities.

Beginning with our next earnings release for the period ended January 31, 2021, in the event that we choose to discuss free cash flow as we have defined it, the Company will enhance the disclosure regarding free cash flow to include the most directly comparable GAAP measure, which in this case is net cash provided by operating activities, giving the GAAP measure greater or equal prominence. Below is an example of what our additional disclosure would have been in the Third Quarter Fiscal 2021 Noteworthy Items:

Company generated $25 million of net cash flow from operating activities and generated $21 million of free cash flow (1) over this same period, led by strong profitability and management of net working capital.

Steven E. Brazones
RAVEN INDUSTRIES INC
February 2, 2021

Additionally, the Company will add a reconciliation of free cash flow to net cash provided by operating activities for the reported periods in the future when we choose to discuss free cash flow. Below is an example of what our reconciliation of GAAP to Non-GAAP measures would have been, if disclosed for the period referenced above:
.

RAVEN INDUSTRIES, INC.
Free Cash Flow Regulation G Reconciliation[1]
(Dollars in thousands) (Unaudited)

	Three months ended October 31,		Nine months ended October 31,
	2020	2019	2020	2019
Net cash provided by operating activities	$24,516	$20,918	$55,100	$47,078
Less: Capital Expenditures	(3,148)	$(2,359)	(10,931)	(6,143)
Less: Dividends paid	—	$(4,648)	(9,318)	(14,001)
Free cash flow	$21,368	$13,911	$34,851	$26,934

[1] Free cash flow is defined as Net cash provided by operating activities, less capital expenditures, less dividends paid.

Thank you for your consideration of our responses to the comment letter. Please contact me at (605) 335-2750 if you have any questions or further comments.

Sincerely,

/s/ Steven E. Brazones
Steven E. Brazones
Vice President and Chief Financial Officer